UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Calix, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

13100M509

(CUSIP Number)

December 31, 2011

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 13100M509	13G	Page 2 of 7

Item 1(a)	Name of Issuer

Calix, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices

1035 N. McDowell Boulevard
Petaluma, CA 94954

Item 2(a)	Name of Person Filing

This Statement on Schedule 13G is being filed on behalf of the following:

(i) Azure Venture Partners I, L.P., a Delaware limited partnership;

(ii) Azure Ventures I, L.P., a Delaware limited partnership;

(iii) Azure Partners I, L.P., a Delaware limited partnership;

(iv) Azure I, L.P., a Delaware limited partnership (together with Azure Venture Partners I, L.P., Azure Ventures I, L.P. and Azure Partners I, L.P., the “Azure Investing Entities”);

(v) Azure Capital Partners VC Administrators, LLC, a Delaware limited liability company and the sole general partner of each of Azure Venture Partners I, L.P. and Azure Ventures I, L.P.;

(vi) Azure Capital Partners CO Administrators, LLC (together with Azure Capital Partners VC Administrators, LLC, the “Azure GP Entities”), a Delaware limited liability company and the sole general partner of each of Azure Partners I, L.P. and Azure I, L.P.;

(vii) Paul Ferris (“Mr. Ferris”), a manager of each of the Azure GP Entities;

(viii) Michael Kwatinetz (“Mr. Kwatinetz”), a manager of each of the Azure GP Entities;

(ix) Cameron Lester (“Mr. Lester”), a manager of each of the Azure GP Entities; and

(x) Paul Weinstein (“Mr. Weinstein”), a manager of each of the Azure GP Entities.

The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Mr. Ferris, Mr. Kwatinetz, Mr. Lester and Mr. Weinstein may be deemed to have shared voting and investment power over the shares held by each of the Azure Investing Entities and therefore may be deemed to share beneficial ownership of the shares held by Azure Investing Entities by virtue of their status as controlling persons of each of the Azure GP Entities. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein. Each of the Azure GP Entities disclaims beneficial ownership of the shares held by the Azure Investing Entities, except to the extent of each such entity’s pecuniary interest therein.

Cusip No. 13100M509	13G	Page 3 of 7

Item 2(b)	Address of Principal Business Office

The address of each of the Reporting Persons is:
650 California Street
11th Floor
San Francisco, CA 94108

Item 2(c)	Citizenship

Azure Venture Partners I, L.P.	Delaware
Azure Ventures I, L.P.	Delaware
Azure Partners I, L.P.	Delaware
Azure I, L.P.	Delaware
Azure Capital Partners VC Administrators, LLC	Delaware
Azure Capital Partners CO Administrators, LLC	Delaware
Mr. Ferris	United States of America
Mr. Kwatinetz	United States of America
Mr. Lester	United States of America
Mr. Weinstein	United States of America

Item 2(d)	Title of Class of Securities

Common Stock

Item 2(e)	CUSIP Number

CUSIP # 13100M509

Item 3	Not applicable.

Item 4	Ownership

Not Applicable

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Cusip No. 13100M509	13G	Page 4 of 7

Item 10	Certification

Not applicable.

Cusip No. 13100M509	13G	Page 5 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: March 23, 2012.

AZURE VENTURE PARTNERS I, L.P.

	By:	Azure Capital Partners VC Administrators, LLC, its general partner

		By:	/s/ Paul Ferris
Name: Paul Ferris
Title: Manager

AZURE VENTURES I, L.P.

	By:	Azure Capital Partners VC Administrators, LLC, its general partner

		By:	/s/ Paul Ferris
Name: Paul Ferris
Title: Manager

AZURE PARTNERS I, L.P.

	By:	Azure Capital Partners CO Administrators, LLC, its general partner

		By:	/s/ Paul Ferris
Name: Paul Ferris
Title: Manager

AZURE I, L.P.

	By:	Azure Capital Partners CO Administrators, LLC, its general partner

		By:	/s/ Paul Ferris
Name: Paul Ferris
Title: Manager

Cusip No. 13100M509	13G	Page 6 of 7 Pages

AZURE CAPITAL PARTNERS VC ADMINISTRATORS, LLC

By:	/s/ Paul Ferris
Name: Paul Ferris
Title: Manager

AZURE CAPITAL PARTNERS CO ADMINISTRATORS, LLC

By:	/s/ Paul Ferris
Name: Paul Ferris
Title: Manager

/s/ Paul Ferris
Paul Ferris

/s/ Michael Kwatinetz
Michael Kwatinetz

/s/ Cameron Lester
Cameron Lester

/s/ Paul Weinstein
Paul Weinstein

Cusip No. 13100M509	13G	Page 7 of 7 Pages

EXHIBIT INDEX

Exhibit

Exhibit A:	Agreement of Joint Filing

Cusip No. 13100M509

EXHIBIT A

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Calix, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED as of this 23rd day of March, 2012.

AZURE VENTURE PARTNERS I, L.P.

By:	Azure Capital Partners VC Administrators, LLC, its general partner

	By:	/s/ Paul Ferris
Name: Paul Ferris
Title: Manager

AZURE VENTURES I, L.P.

By:	Azure Capital Partners VC Administrators, LLC, its general partner

	By:	/s/ Paul Ferris
Name: Paul Ferris
Title: Manager

AZURE PARTNERS I, L.P.

By:	Azure Capital Partners CO Administrators, LLC, its general partner

	By:	/s/ Paul Ferris
Name: Paul Ferris
Title: Manager

AZURE I, L.P.

By:	Azure Capital Partners CO Administrators, LLC, its general partner

	By:	/s/ Paul Ferris
Name: Paul Ferris
Title: Manager

Cusip No. 13100M509

AZURE CAPITAL PARTNERS VC ADMINISTRATORS, LLC

By:	/s/ Paul Ferris
Name: Paul Ferris
Title: Manager

AZURE CAPITAL PARTNERS CO ADMINISTRATORS, LLC

By:	/s/ Paul Ferris
Name: Paul Ferris
Title: Manager

/s/ Paul Ferris
Paul Ferris

/s/ Michael Kwatinetz
Michael Kwatinetz

/s/ Cameron Lester
Cameron Lester

/s/ Paul Weinstein
Paul Weinstein